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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25
                                                                 SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING                1-132963
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(Check One):  [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

          For Period Ended:
          [X] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: September 30, 1998
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 6 and 7
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PART I - REGISTRANT INFORMATION

Westower Corporation
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Full Name of Registrant

Not applicable
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Former Name if Applicable

7001 NE 40th Avenue
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Address of Principal Executive Office (Street and Number)

Vancouver, WA 98661
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar
[X]
          day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Since its incorporation in June 1997, Westower Corporation (the "Company") has experienced rapid growth through acquisitions and through expansion of existing lines of business. Given its volume of acquisition activity throughout North America, the Company decided to change its independent accountants. Accordingly, on October
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     28, 1998, the Company dismissed Moss Adams LLP ("Moss Adams") and appointed
     PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as its independent accountants. In addition to this recent change in independent accountants, the Company changed its fiscal year end from February 28 to September 30. PricewaterhouseCoopers is performing an audit of the Company's results for the seven month transition period ended September 30, 1998 (the "Transition Period"). Due to the relatively recent appointment of PricewaterhouseCoopers, combined with the Company's considerable acquisition activity and change in fiscal year end, the audit for the Transition Period was not completed by 5:00 p.m., Eastern Standard Time on January 25, 1999, the Company's deadline for filing the Form 10-KSB for the Transition Period. Therefore, the Company was unable to incorporate Items 6 and 7 into the Form 10-KSB for the Transition Period, filed electronically on January 25, 1999.

                                                 (Attach Extra Sheets if Needed)

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                                                                    Exhibit 99.1



                    [PricewaterhouseCoopers LLP letterhead]



January 25, 1999


Securities and Exchange Commission
Washington, D.C. 20549

We are acting as independent accountants for Westower Corporation (the "Company") and its subsidiaries for the seven month transition period ended September 30, 1998 (the "Transition Period").

Due to our relatively recent appointment as the Company's independent accountants, the Company's acquisition activity during the Transition Period, and the change in fiscal year end, we were unable to complete our audit and release our independent accountants' report related to the Company's consolidated financial statements for the Transition Period by 5:00 p.m. Eastern Standard Time on January 25, 1999, the Company's filing deadline for the Form 10-KSB for the Transition Period.


/s/ PricewaterhouseCoopers LLP
______________________________
PricewaterhouseCoopers LLP

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Peter Lucas                              604               576-4755
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       (Name)                            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [X] Yes     [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes     [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                             Westower Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  January 26, 1999             By:  /s/ Peter Lucas
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                                       Peter Lucas, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).

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